# Q1 2013

LEADINGBRANDS™

First Quarter Report

Period Ended May 31, 2013

Note: The financial statements accompanying this report have not been audited or reviewed by the Company’s auditors

Report to Shareholders

To our Shareholders:

Q1 2013 net income was $689,000 or $0.24 per share ($0.22 fully diluted) versus net income of $411,000 or $0.13 per share in the same quarter of fiscal 2012.

Q1 2013 net income before stock based compensation (SBC) was $729,000 or $0.25 per share ($0.23 fully diluted) versus $457,000 or $0.14 per share in the same quarter last year.

Q1 2013 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $1,173,000 or $0.40 per share ($0.37 fully diluted), versus $796,000 or $0.25 per share during the same period last year.

Non-GAAP Net Income before SBC is determined as follows:

	Q1 2013	Q1 2012
Net Income	$689,000	$411,000
Add Back SBC	40,000	46,000
Net income before SBC	$729,000	$457,000

Non-GAAP Net Income per share before SBC is determined as follows:

	Q1 2013	Q1 2012
Net Income	$0.24	$0.13
Add Back SBC	0.01	0.01
Net income before SBC - Basic	$0.25	$0.14

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q1 2013	Q1 2012
Net Income	$689,000	$411,000
Add Back:
Interest	3,000	3,000
Depreciation and amortization	182,000	158,000
Non-cash stock based compen- sation	40,000	46,000
Non-cash income tax expense	259,000	178,000
Total Add Backs	484,000	385,000
EBITDAS	$1,173,000	$796,000

EBITDAS per share reconciles to earnings per share as follows:

	Q1 2013	Q1 2012
Net Income	$0.24	$0.13
Add Back:
Interest	-	-
Depreciation and amortization	0.06	0.05
Non-cash stock based compen- sation	0.01	0.01
Non-cash income tax expense	0.09	0.06
Total Add Backs	0.16	0.12
EBITDAS	$0.40	$0.25

Gross profit margin for the quarter was 47.0%, representing a significant increase over the same quarter of last year.

Gross revenue for Q1 2013 was $5,123,000, an increase of 3.7% over $4,940,000 in the comparative period of last year. The increase in revenue was principally due to an increase in demand for co-packing services although sales of the Company’s new Happy Water® brand rose significantly as well.

Discounts, rebates and slotting fees were $206,000 in Q1 2013, a decrease of $69,000 compared to the same period of the prior year as a result of lower discounts on the Company’s licensed brands. SG&A expenses were $1,148,000 in Q1 of 2013, versus $1,081,000 in Q1 of the previous year.

As at May 31, 2013 the Company had cash and available credit totaling approximately $1,647,000.

During Q1 2013 the Company repurchased an additional 18,996 shares of its common stock at an average price of USD$4.56 per share, pursuant to its share repurchase program. As at May 31, 2013 the Company had outstanding 2,942,349 common shares. The Company’s Board of Directors has increased the amount of the repurchase program by an additional USD$500,000 as it believes that the Company’s common shares remain undervalued. Following this increase, the share repurchase program now has approximately USD$730,000 remaining.

LeadingBrands, Inc Q1 REPORT	1

The repurchase program will continue concurrent with this announcement and expire upon the expenditure of the committed amount. It is subject to applicable laws, the insider-trading windows imposed by the Company’s trading policy and may be suspended or terminated at any time by the Company’s Board, without prior notice. Under the program, the Company may, but is not required to, purchase its shares from time to time through open market or privately negotiated transactions, as market and business conditions permit. Any repurchased shares will be returned to authorized but unissued shares of its common stock.

AGM

The Company’s Annual General Meeting was held on July 10, 2013. All motions put to the Meeting, being those described in the Notice of Meeting and supporting materials mailed to shareholders, were passed with significantly greater percentages than required. Ralph McRae and Darryl Eddy were re-elected as directors of the Company, each for a three year term.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;
  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;
  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2013 and thereafter;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

2	Q1 REPORT Leading Brands, Inc

Management’s Discussion & Analysis

For the three months ended May 31, 2013

July 10, 2013

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 28, 2013 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

The Company and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands. The Company also bottles beverages for third parties, under contract.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information in this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

For the quarter ended May 31, 2013, the Company’s margin percentage increased to 47.0% from 40.2% in the quarter ended May 31, 2012, and greater than the 37.2% margin percentage realized for the year-ended February 28, 2013. Three factors contributed to this increase in margin percentage: (i) the Company discontinuing lower margin licensed brands in the quarter; (ii) increased sales of higher margin company brands, and (iii) change in mix of branded and co-pack revenues for the quarter.

For the three months ended May 31, 2013, the Company reported gross sales of $5.1 million and net income of $688,734 as compared to gross sales of $4.9 million and net income of $411,479 in the corresponding quarter of the prior year.

Results of Operations

REVENUE

	Quarter ended	Quarter ended
Revenue	May 31, 2013	May 31, 2012	Change
Manufactured	$5,043,150	$4,690,506	$352,644
Products
Purchased Products	80,213	249,432	(169,219)
Total Gross Revenue	$5,123,363	$4,939,938	$183,425
Discounts, Allowances and Rebates	(206,482)	(275,827)	69,345
Net Revenue	$4,916,881	$4,664,111	$252,770

Gross revenue for the quarter ended May 31, 2013 was $5,123,363 compared to $4,939,938 for the same period of the previous year, representing an increase of $183,425 or 3.7% was result of the following:

-	an increase in demand for the Company’s co-packing ser- vices in the quarter, offset by,

-	the discontinuation by the Company of a licensed brand during this quarter

Discounts, rebates and slotting fees for the quarter ended May 31, 2013 decreased by $69,345 compared to the same period of the prior year as a result of lower discounts on the Company’s licensed brands.

LeadingBrands, Inc Q1 REPORT	3

COST OF SALES

	Quarter ended	Quarter ended
Cost of Sales	May 31, 2013	May 31, 2012	Change
Manufactured Products	$2,531,108	$2,583,588	$(52,480)
Purchased Products	77,033	203,451	(126,418)

Total	$2,608,141	$2,787,039	$(178,898)

Cost of sales for the quarter ended May 31, 2013 were $2,608,141 compared to $2,787,039 for the same period of the previous year, representing a decrease of $178,898 or 6.4% . This decrease was caused by the discontinuation of lower margin licensed brands and the increase of sales of higher margin corporate brands as well as a proportionate increase in co-pack revenues in the quarter.

MARGIN

	Quarter ended	Quarter ended
Margin	May 31, 2013	May 31, 2012	Change
Manufactured Products	$2,305,698	$1,859,146	$446,552
Purchased Products	3,042	17,926	(14,884)
Total	$2,308,740	$1,877,072	$431,668
Margin percentage	47.0%	40.2%	6.8%

Margin for the quarter ended May 31, 2013 was $2,308,740 compared to $1,877,072 for the same quarter of the previous year. The margin percentage of 47% for the quarter ended May 31, 2013 represents a significant increase over the prior comparative year.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

Selling, general and administration expenses in the quarter ended May 31, 2013 increased by $66,714 or 6.2% from $1,081,478 in the same quarter of the prior year to $1,148,192. This increase was associated with certain brand development costs and costs associated with the Canada-wide roll out of a new company brand.

Summary of Quarterly Results

	May 31 (Q1)		February 28/29 (Q4)		November 30 (Q3)		August 31 (Q2)
	2013	2012	2013	2012	2012	2011	2012	2011
Net sales / operating revenue	$4,916,881	$4,664,111	$3,392,656	$3,692,886	$3,765,487	$4,234,504	$5,418,088	$5,470,735
Net income (loss)	$688,734	$411,479	$(36,359)	$211,682	$(376,293)	$245,126	$592,479	$645,989
Net income (loss) per share	$0.24	$0.13	$(0.01)	$0.07	$(0.13)	$0.07	$0.19	$0.19
Net income (loss) per share, diluted	$0.22	$0.12	$(0.01)	$0.07	$(0.11)	$0.07	$0.17	$0.18

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the company. Net Income before Stock Based Compensation Expense is as follows:

	May 31 (Q1)		February 28/29 (Q4)		November 30 (Q3)		August 31 (Q2)
	2013	2012	2013	2012	2012	2011	2012	2011
Net income (loss)	$688,734	$411,479	$(36,359)	$211,682	$(376,293)	$245,126	$592,479	$645,989
Stock based compensation	$39,736	$46,011	$30,037	$414,822	$32,005	$26,381	$43,863	$64,419
Net income (loss) before stock based compensation	$728,470	$457,490	$(6,322)	$626,504	$(344,288)	$271,507	$636,342	$710,408

4	Q1 REPORT Leading Brands, Inc

Other Information

	Quarter ended	Quarter ended
EBITDAS	May 31, 2013	May 31, 2012
Net income	$688,734	$411,479
Interest, net	3,240	2,607
Depreciation and amortization	181,695	158,498
Stock based compensation expense	39,736	46,011
Income taxes	258,852	178,390
EBITDAS	$1,172,257	$796,985

	Quarter ended	Quarter ended
	May 31, 2013	May 31, 2012
Margin
Net revenue	$4,916,881	$4,664,111
Less: cost of sales	(2,608,141)	(2,787,039)
Margin	$2,308,740	$1,877,072
Margin % of Net Revenue	47.0%	40.2%

RELATED PARTY TRANSACTIONS

Related party transactions are included in the accounts of the Company as follows:

		Quarter ended	Quarter ended
		May 31, 2013	May 31, 2012

i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$21,000	$21,000
ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	132,000	132,000
iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	21,600	20,000
iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	75,600
v)	Incurred bottling services from a company related by a director in common, Ralph McRae	32,812	-

LeadingBrands, Inc Q1 REPORT	5

Cash Flows

Cash provided by	Quarter ended	Quarter ended
(used in):	May 31, 2013	May 31, 2012	Change
Operating activities	$1,192,848	$518,034	$674,814
Investing activities	$(267,634)	$(185,061)	$(82,573)
Financing activities	$(40,185)	$(36,166)	$(4,019)

During the quarter, cash generated from operating activities increased by $674,814 compared to the same period of the prior year. The increase is the result of the greater net income plus a decrease in accounts receivable versus the comparative period.

The increase in cash utilized for investing activities, period over period, is attributable to the purchase of equipment required for a new brand and upgrades to our bottling plant and computer equipment.

Cash utilized for financing activities was $40,185 during the quarter, representing a $4,019 increase compared to the same period of the prior year. The increase in cash utilized by financing activities is a result of the Company’s repurchase of 18,996 shares at a cost of $89,758 and offset by 36,852 options that were exercised for proceeds of $84,594.

Liquidity and Capital Resources

Net working capital has increased by 681.4% since the prior year ended February 28, 2013. As at May 31, 2013, the Company has net working capital of $1,016,902. In addition, at May 31, 2013 the Company had $708,706 available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At May 31, 2013 this credit facility was not utilized.

Total Net Working	May 31, 2013	February 28, 2013
Capital
Total Current Assets	$3,069,702	$2,194,503
Less: Total Current Liabilities	(2,052,800)	(2,064,372)
Total Net Working Capital	$1,016,902	$130,131

Considering the positive net working capital position, including the cash and cash equivalents on hand at May 31, 2013, and available debt, the Company believes that it has sufficient working capital.

Contractual obligations

The following table presents our contractual obligations as of May 31, 2013:

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	4-5 years	more than 5 years
Long-term Debt Obligations	$-	$-	$-	$-	$-
Capital (Finance) Lease Obligations	183,353	145,553	37,800	-	-
Operating Lease Obligations	3,802,512	731,980	1,479,706	1,077,460	513,366
Purchase Obligations	479,712	125,259	266,953	87,500	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest	7,576	7,189	387	-	-
Total	$4,473,153	$1,009,981	$1,784,846	$1,164,960	$513,366

6	Q1 REPORT Leading Brands, Inc

Risks and Uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2013 and are included in the February 28, 2013 annual Management’s Discussion and Analysis.

Credit Risk

The Company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at May 31, 2013 the Company is exposed to credit through the following assets:

	May 31, 2013	February 28, 2013
Trade receivable	$987,308	$799,648
Other receivables	13,402	79,428
Allowance for doubtful accounts	(74,669)	(124,672)
	$926,041	$754,404

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended May 31, 2013, the Company’s ten largest customers comprised approximately 96% of sales compared with 92% in the last fiscal year ended February 28, 2013 and no one customer comprised more than 92% of sales compared with 83% in the last fiscal year. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

As at May 31, 2013, 100% of the trade receivables are classified as current, or have been provided for.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 11 of the interim financial statements. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and debt maturity requirements.

Market risk

Currency risk

The Company concludes sales in U.S. dollars to customers in the U.S. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. Dollars. The Company has not hedged its exposure to currency fluctuations.

A 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $12,500 on net earnings for the quarter ended May 31, 2013. A 5% U.S./Canadian dollar decrease would have a positive impact of similar magnitude.

LeadingBrands, Inc Q1 REPORT	7

Interest rate risk

The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The Company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company.

As at May 31, 2013, the Company held no debt with variable interest rates such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which are classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 6 for results of fair valuation of the derivative liability in the period.

Disclosure of Outstanding Share Data

At July 5, 2013, the Company had 2,942,349 issued and outstanding common shares, 923,569 issued and outstanding stock options, of which 907,319 were vested.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

8	Q1 REPORT Leading Brands, Inc

Leading Brands, Inc.
Interim Consolidated Balance Sheet

(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)	May 31, 2013	February 28, 2013

ASSETS
Cash and cash equivalents	$938,381	$53,352
Accounts receivable	926,041	754,404
Inventory (Note 2)	936,508	1,079,590
Prepaid expenses and deposits (Note 4)	268,772	307,157
	3,069,702	2,194,503

Property, plant and equipment (Note 3)	9,610,249	9,524,643

Deferred tax assets	2,149,124	2,407,975
Total Assets	$14,829,075	$14,127,121

LIABILITIES
Accounts payable and accrued liabilities	$1,907,247	$1,921,025
Current portion of long-term debt (Note 5)	145,553	143,347
	2,052,800	2,064,372

Long-term debt (Note 5)	37,800	75,027
Derivative liability - non-employee stock options (Note 6)	272,338	244,891
	$2,362,938	$2,384,290

SHAREHOLDERS’ EQUITY
Share capital (Note 7)
Common shares	$33,042,997	$33,096,167
Additional paid-in capital	18,152,628	18,064,886
Accumulated other comprehensive income- currency translation adjustment	577,916	577,916
Accumulated deficit	(39,307,404)	(39,996,138)
	12,466,137	11,742,832
Total Liabilities and Shareholders’ Equity	$14,829,075	$14,127,121

Net Working Capital	$1,016,902	$130,131

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

LeadingBrands, Inc Q1 REPORT	9

Leading Brands, Inc.
Interim Consolidated Statement of Income

(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)
	Three months ended
	May 31, 2013	May 31, 2012

Gross revenue	$5,123,363	$4,939,938
Less: Discounts, rebates and slotting fees	(206,482)	(275,827)
Net Revenue	4,916,881	4,664,111

Cost of sales	2,608,141	2,787,039
Operations, selling, general & administration expenses	1,148,192	1,081,478
Depreciation of property, plant and equipment	181,695	158,498
Interest on long-term debt	3,240	5,243
Interest income	-	(2,636)
Foreign exchange loss	248	8,477
Change in fair value of derivative liability (Note 6)	27,447	18,003
Loss on disposal of assets	332	18,140
	3,969,295	4,074,242

Net income before taxes	947,586	589,869

Income tax expense	258,852	178,390

Net income and other comprehensive income	$688,734	$411,479

Earnings per share
Basic income per share	$0.24	$0.13
Weighted average number of shares - basic	2,930,220	3,236,668

Diluted income per share	$0.22	$0.12
Weighted average number of shares - diluted	3,183,776	3,509,326

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

10	Q1 REPORT Leading Brands, Inc

Leading Brands, Inc.
Interim Consolidated Statement of Changes in
Shareholders’ Equity

(UNAUDITED)	Three months ended
(EXPRESSED IN CANADIAN DOLLARS)	May 31, 2013	May 31, 2012

Common Stock
Beginning of period	$33,096,167	$36,678,050
Exercise of stock options	160,157	-
Shares cancelled during the period	(213,327)	-
	$33,042,997	$36,678,050

Treasury Stock
Beginning of period	$-	$-
Shares issued during the period	(213,327)	(3,221)
Shares cancelled during the period	213,327	-
	$-	$(3,221)

Additional Paid-In Capital
Beginning of period	$18,064,886	$15,815,876
Shares cancelled during the period	123,569	-
Stock based compensation on issued options	39,736	46,011
Exercise of stock options	(75,563)	-
	$18,152,628	$15,861,887

Accumulated Deficit
Beginning of period	$(39,996,138)	$(40,587,442)
Net income	688,734	411,479
	$(39,307,404)	$(40,175,963)

Accumulated Other Comprehensive Income
Beginning of period	$577,916	$577,916
Foreign exchange translation adjustment	-	-
	$577,916	$577,916

Total Shareholders’ Equity	$12,466,137	$12,938,669

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

LeadingBrands, Inc Q1 REPORT	11

Leading Brands, Inc.
Interim Consolidated Statement of Cash Flows

(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)	Three months ended
	May 31, 2013	May 31, 2012
Cash provided by (used in)

OPERATING ACTIVITIES
Net income	$688,734	$411,479
Items not involving cash
Depreciation of property, plant and equipment	181,695	158,498
Amortization of leasehold Inducement	-	(6,390)
Stock compensation	39,736	46,011
Change in derivative liability	27,447	18,003
Change in deferred tax asset	258,852	178,390
Loss on disposal of assets	332	18,140
Changes in non-cash operating working capital items	(3,948)	(306,097)
	1,192,848	518,034
INVESTING ACTIVITIES
Purchase of capital assets	(267,634)	(185,061)
	(267,634)	(185,061)
FINANCING ACTIVITIES
Issue of common shares	84,594	-
Repurchase of common shares	(89,758)	(3,221)
Repayment of long-term debt	(35,021)	(32,945)
	(40,185)	(36,166)

Increase in cash and cash equivalents	885,029	296,807

Cash and cash equivalents, beginning of year	53,352	1,189,539

Cash and cash equivalents, end of year	$938,381	$1,486,346

Supplementary disclosure of cash flow information
Interest paid	$3,240	$5,243
Interest received	$-	$2,636

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

12	Q1 REPORT Leading Brands, Inc

Leading Brands, Inc.
Notes to Condensed Consolidated Interim Financial
Statements

For the three months ended May 31, 2013
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products. Earlier this year the Company ceased distributing licensed beverage brands. The Company also bottles beverages for third parties under contract.

Basis of presentation

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) without audit or review by the company’s auditors.

These condensed consolidated interim financial statements do not include all the disclosures required under U.S. GAAP and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended February 28, 2013. Certain prior period amounts have been reclassified to conform to the current period presentation.

Interim financial reporting

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of their application as the figures presented in the audited financial statements for the year ended February 28, 2013. Results of operations for interim periods are not necessarily indicative of the results to be expected in future periods or annual results. The Company’s financial results are impacted by seasonal factors with stronger sales occurring in the warmer months.

2. INVENTORY

	May 31, 2013	February 28, 2013
Finished goods	$442,566	$526,810
Raw materials	493,942	552,780
	$936,508	$1,079,590

3. PROPERTY, PLANT AND EQUIPMENT

	May 31, 2013
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$15,705,101	$8,339,846	$7,365,255
Buildings	1,931,944	1,211,115	720,829
Automotive equipment	281,625	47,803	233,822
Land	433,613	-	433,613
Land improvements	1,861	1,239	622
Leasehold improvements	693,563	195,092	498,471
Furniture and fixtures	623,135	557,890	65,245
Computer hardware and software	2,268,235	1,975,843	292,392
	$21,939,077	$12,328,828	$9,610,249

	February 28, 2013
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$15,572,642	$8,210,156	$7,362,486
Buildings	1,931,944	1,201,991	729,953
Automotive equipment	274,899	35,765	239,134
Land	433,613	-	433,613
Land improvements	1,861	1,226	635
Leasehold improvements	594,730	182,224	412,506
Furniture and fixtures	602,617	554,837	47,780
Computer hardware and software	2,259,805	1,961,269	298,536
	$21,672,111	$12,147,468	$9,524,643

4. PREPAID EXPENSES AND DEPOSITS

	May 31, 2013	February 28, 2013
Slotting fees	$69,312	$112,625
Insurance premiums	36,852	72,093
Rental deposits and other	162,608	122,439
	$268,772	$307,157

LeadingBrands, Inc Q1 REPORT	13

5. LONG-TERM DEBT

	May 31,	February 28,
	2013	2013
Capital lease, principal and interest repayable at $12,729 per month including interest at a five – year fixed rate of 6.125% per annum and matur- ing in September 2014	$183,353	$218,374

Less: current portion	(145,553)	(143,347)
	$37,800	$75,027

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 subject to eligible collateral. As at May 31, 2013, $708,706 the facility was available, due to the limit on eligble collateral available. Interest is charged on the drawn-down amounts at the bank prime rate plus 1.00% to 1.50% . The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment, and inventory owned by the Company. The credit facility contains four financial covenants, all of which the Company was in compliance with at May 31, 2013.

6. DERIVATIVE LIABILITITY

In accordance with the guidance of ASC 815-40-15, stock options granted to non-employees that are exercisable in a currency other than the functional currency of the Company are required to be accounted for as derivative liabilities because they are considered not to be indexed to the Company’s stock due to their exercise price being denominated in a currency other than the Company’s functional currency.

The non-employee options are required to be re-valued with the change in fair value of the liability recorded as a gain or loss on the change in fair value of derivative liability and included in other items in the Company’s Consolidated Statements of Income (Loss) at the end of each reporting period. The fair value of the options will continue to be classified as a liability until such a time as they are exercised, expire or there is an amendment to the respective agreements that renders these financial instruments to be no longer classified as a liability.

The change in derivative liability for non-employee options is summarized as follows:

	May 31,	February 28,
	2013	2013
Derivative liability, beginning of the period	$244,891	$263,143
Fair value of non-employee options granted	-	-
Fair value of non-employee options exercised	-	-
Change in fair value of non- employee options	27,447	(18,252)
Derivative liability, end of period	$272,338	$244,891

An estimate for the fair value of non-employee stock options is determined through use of the Black-Scholes Model. Assumptions applied by management as at May 31, 2013 were as follows: (1) risk-free rate of 1.78%; (2) dividend yield of nil; (3) an expected volatility of 114.34%; (4) an expected life of 84 months; and (5) an exercise price of $2.45 USD.

7. SHARE CAPITAL

	Common Shares
	Shares	Amount
Balance at February 28, 2013	2,930,481	$33,096,167
Shares issued in the quarter	30,864	160,157
Shares cancelled in the quarter	(18,996)	(213,327)
Balance at May 31, 2013	2,942,349	$33,042,997

	Stock Options
	Outstanding	Weighted Average
	Options	Exercise Price - USD
Options outstanding as at February 28, 2013	954,433	$3.04
Granted	-	-
Expired	-	-
Exercised	(30,864)	$2.91
Options outstanding as at May 31, 2013	923,569	$3.06
Options exercisable, May 31, 2013	904,442	$3.05

14	Q1 REPORT Leading Brands, Inc

8. RELATED PARTY TRANSACTIONS

		Quarter ended	Quarter ended
		May 31, 2013	May 31, 2012

i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$21,000	$21,000

ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	132,000	132,000

iii)	Incurred marketing consult- ing services with a company related by a director in com- mon, Ralph McRae	21,600	20,000

iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	75,600

v)	Incurred bottling services from a company related by a director in common, Ralph McRae	32,812	-

9. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three months ended
	May 31,	May 31,
	2013	2012
Accounts receivable	$(171,637)	$(526,307)
Inventory	143,082	117,908
Prepaid expenses and deposits	38,385	(96,219)
Accounts payable and accrued liabilities	(13,778)	198,521
Changes in non-cash operating working capital items	$3,948	$(306,097)

10. COMMITMENTS AND CONTINGENCIES

The Company is committed to certain agreements and operating leases. The minimum amounts due over the remaining terms of those agreements are as follows:

Year 1	$857,239
Year 2	872,623
Year 3	874,036
Year 4	844,302
Year 5 and thereafter	834,024
Total future minimum payments	$4,282,224

The Company is party to legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of the Company.

11. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and to maintain financial flexibility in, or to take advantage of opportunities as they arise.

In the management of capital, the Company includes shareholder’s equity, cash, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or refinance its existing indebtedness.

The Company may use its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items.

12. SEGMENTED INFORMATION

The Company operates in one industry segment being the production and distribution of beverages. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and waters. Substantially all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all periods reported are less than 10%.

LeadingBrands, Inc Q1 REPORT	15

Leading Brands, Inc. At a Glance

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:
Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi
VP of Bottling Operations
Ralph D. McRae
Chairman, President and Chief Executive Officer
Robert Mockford
VP of Operations
Dave Read
Executive Vice-President

LEADING BRANDS, INC.
33 West 8th Avenue - Unit 101
Vancouver BC Canada V5Y 1M8
Tel: 604.685.5200 Fax: 604.685.5249
Toll Free: 1.866.685.5200

www.LBIX.com

16	Q1 REPORT Leading Brands, Inc